EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Three Months Ended
	March 31,

	2003	2002

Loss before income taxes	$(56,836)	$(59,240)
Interest expense	92,123	86,586
Portion of rent estimated to represent the interest factor	28,519	27,911

Earnings before income taxes and fixed charges	$63,806	$55,257

Interest expense (including capitalized interest)	$92,257	$86,954
Portion of rent estimated to represent the interest factor	28,519	27,911

Fixed charges	$120,776	$114,865

Ratio of earnings to fixed charges (a)	—	—

(a)	Results for the three months ended March 31, 2003 and 2002 were insufficient to cover fixed charges. The coverage deficiency was approximately $57.0 million and $59.6 million for the three months ended March 31, 2003 and 2002, respectively.